Item 1. N/A

Item 2.        Disposition of Assets

On May 2, 2002, Ricketts Enterprises International Inc, a subsidiary of REII Incorporated (the "Company") disposed of One (1) residential building held for investment purposes.

        The total selling price of the one residential building is follows:

        1743 54 Street S.W. Golden Gate FL 34116      $ 93,500.00

                                                       ----------
        Gross Sales prices                            $ 93,500.00


       Cost of Sales Action                           $    366.00.
                                                       ----------
       Net Income from Sale                           $ 93,134.00

       The Historical value of this property as carried on the company's books was $ 90,000.00 thereby showing a net profit on this transaction of $3,134.00
 The income from this sale will be added to company's working capital.